Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)
	Year ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$3,368	$2,957	$2,996	$2,453	$1,296
Add:
Interest and other fixed charges, excluding capitalized interest	533	511	485	437	409
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	278	282	261	221	195
Distributed income of investees accounted for under the equity method	5	4	3	4	4
Amortization of capitalized interest	5	4	4	8	8
Less:
Equity in earnings of investments accounted for under the equity method	13	19	27	15	9
Total earnings available for fixed charges	$4,176	$3,739	$3,722	$3,108	$1,903
Fixed charges:
Interest and fixed charges	$550	$528	$499	$450	$419
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	278	282	261	221	195
Total fixed charges	$828	$810	$760	$671	$614
Ratio of earnings to fixed charges	5.04x	4.62x	4.90x	4.63x	3.10x